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Exhibit 4.20

        6 July 2001

Separation Agreement

between

Sulzer AG, Zürcherstrasse 12, 8400 Winterthur

hereinafter "SUAG"

and

Sulzer Medica AG, Zürcherstrasse 12, 8400 Winterthur

hereinafter "MEAG"

TABLE OF CONTENTS

			Page
A.	SEPARATION		2
	1	General Principles	2
	2	General Shareholders' Meeting of MEAG	2
	3	Intellectual Property Rights and Use of the Name of SUAG	2
	4	Services and Cooperation Agreements	3
	5	Fiduciary Holdings	4
B.	INDEMNITY ARRANGEMENT		5
	6	Rightful Claimants	5
	7	Mutual Compensation for Business Liabilities	5
	8	Mutual Compensation for Tax Liabilities	5
	9	Mutual Compensation for Prospectus Liabilities	6
	10	Procedure Related to Third Party Claims	6
C.	MISCELLANEOUS		7
	11	Costs	7
	12	Conditions	7
	13	Access to Books and Records	7
	14	Announcements	7
	15	Non-Assignment	7
	16	Changes and Modifications of the Agreement	7
	17	Notices	8
	18	Obligations of SUAG and MEAG	8
	19	Applicable Law and Arbitration Clause	8

i

PREAMBLE

  •
  On 4 July 1997 SUAG and MEAG executed a master agreement (the "Master Agreement"), attached to the Separation Agreement as Appendix A, which covers the main issues concerning the relationship between SUAG and MEAG in connection with the reorganization of MEAG undertaken at that time.

  •
  The SUAG shareholders have resolved at their ordinary shareholders' meeting on 19 April 2001 to spin off the MEAG shares held by SUAG to the SUAG shareholders ("Separation") whereby each SUAG shareholder shall receive two MEAG shares per one SUAG share.

  •
  At the time of the execution of this Agreement, SUAG holds 74 percent of MEAG's share capital. The remaining 26 percent are held by the public.

  •
  Prior to the signing of this Agreement SUAG has transferred 73 percent of the share capital of MEAG to a new legal entity called Sulzer Newco AG ("Newco") as a contribution in kind.

  •
  Based on a resolution to decrease the share capital of SUAG and to pay out a dividend in kind, the SUAG shareholders receive two Newco shares per SUAG share. However, because of the merger of Newco and MEAG resulting in the dissolution of Newco, the SUAG shareholders will not receive Newco shares but MEAG shares.

A.
SEPARATION

General Principles

1.1
As a general rule, the relevant provisions of the Master Agreement shall continue to govern the relationship between the parties during and after the Separation, unless otherwise agreed in this Agreement.

1.2
The parties undertake to take all steps necessary to implement the Separation and to carry on the business in such a way as to prevent it from being negatively affected by the Separation.

1.3
The parties shall use all commercially reasonable efforts to effect the Separation immediately after the extraordinary shareholders' meeting (see section 2).

General Shareholders' Meeting of MEAG

2.1
Prior to the Separation MEAG shall hold an extraordinary shareholders' meeting.

2.2
The extraordinary shareholders' meeting of MEAG shall resolve on the following items:

(a)
election of new members of the board of directors (Verwaltungsräte);

(b)
modification of the articles of association pursuant to the agenda of the extraordinary shareholders' meeting of 9 July, 2001.

Intellectual Property Rights and Use of the Name of SUAG

3.1
MEAG shall continue to have the right to use the names "Sulzer", "Sulzer Medica" and "Sulzermedica" as trademark, part of the corporate name and/or trade name in accordance with the existing license agreements (see Master Agreement III.2). The licenses for the use of the names Sulzer", "Sulzer Medica" and "Sulzermedica" and the licence agreements in relation to trademarks, if any, shall in any case continue to be valid until 30 June 2003. In any case, the license fees according to the existing license agreements are to be paid as long as the use of the rights continues.

3.2
As of 30 June 2003 MEAG shall discontinue the use of the names Sulzer", "Sulzer Medica" and "Sulzermedica"; however, existing products may still be disposed of or used respectively. This also applies to other purposes of use (tools, labels, documentations etc.), but not where MEAG uses "Sulzer" as a corporate name, i.e. particularly on letterheads, buildings etc. No license fees are owed after 30 June 2003.

3.3
Furthermore, the parties agree that, in general, all intellectual property rights related to the MEAG Business (according to the definition in section 3.7), including patents, trademarks, models, patterns, copyrights, know how etc. shall be transferred to MEAG or to a MEAG group company designated by MEAG as at the date of Separation. To this effect, SUAG assigns as of the date of the Separation the respective intellectual property rights free of charge to MEAG or the MEAG group company respectively, it being understood that MEAG shall bear any costs related to such transfer. To the extent that pursuant to the laws applicable to an intellectual property right further actions are necessary for the transfer of such right (e.g. registration), SUAG undertakes to cooperate at any time. It is at MEAG's discretion whether and when the registrations or modifications of existing registrations shall be effected in the individual case. SUAG shall continue, against payment of the related expenses, to ensure the maintenance and administration of the intellectual property rights on behalf and for the account of MEAG. Both parties may terminate this mandate agreement upon 6 months' written notice.

3.4
Moreover, MEAG and each MEAG group company has the right to exclusively use among others the following trademarks in the medical technology business on the agreed terms: Protasul, Sulmesh, Metasul. Furthermore, as a general rule, where MEAG or a MEAG group company is currently using a trademark with the component "Sul", it shall be entitled to continue using it in future. Moreover, MEAG has the right to request the transfer of the respective trademark to MEAG or to a MEAG group company. As long as any of such trademarks has not been transferred to MEAG or to a MEAG group company, MEAG or the respective MEAG group company shall have the exclusive right to use it in the MEAG Business, unless the respective trademark is currently used by SUAG in the SUAG Business. Conversely, SUAG has the right to continue using the trademarks related to the MEAG Business which SUAG is currently using.

  3.5
  In relation to patents held by the parties, the Master Agreement shall apply.

  3.6
  The parties shall procure that all license agreements entered into with third parties with regard to intellectual property rights relevant for the MEAG Business shall be transferred to MEAG, to the extent this has not been effected already. In case a third party does not grant a consent required for the assumption of an agreement by MEAG, the parties agree on a solution among each other which allows the commercial transfer of the relevant rights and obligations to MEAG anyhow.

  3.7
  "MEAG Business" shall mean all business activities of MEAG and of its group companies in relation to the development, manufacturing and distribution of joint, vascular, dental or heart implants, traumatology implants and cardiovascular products as well as biotechnological products and forging, in particular for the aviation and automobile industry ("Sulzer Forging"). "SUAG Business" shall mean all business activities that have been or are being conducted by SUAG or by a SUAG group company or by a predecessor of any of these companies prior or after the completion of this Agreement, except for the activities concerning the MEAG Business.

Services and Cooperation Agreements

4.1
All existing contracts, agreements and other forms of cooperation between the parties and their group companies shall be continued unless otherwise agreed by the parties in this Separation Agreement.

4.2
The following agreements shall be annulled as of the indicated date:

(a)
Administration and Service Agreement (Verwaltungsdienstleistungs-Vertrag) (dated 26 March 1993 pursuant to Annex 4.2.a) as of 31 July 2001;

(b)
Research and Development Agreements (Forschungs- und Entwicklungsverträge) between MEAG group companies and Sulzer Innotec AG (pursuant to Annex 4.2b) as of 31 December 2001;

(c)
Biomaterials Agreement dated 1 January 1996 with retroactive effect as of 1 January 2000 which shall be replaced at the same time by the Dissolution Agreement and the Assignment Agreement pursuant to Annex 4.2.c.

4.3
With the termination of all R&D cost sharing agreements mentioned under section 4.2(b), MEAG waives any rights and claims (including Innotec Patents) which are governed by these agreements. MEAG guarantees for the years 2002 and 2003 a minimum volume of direct research- and development and/or service assignments to the present Sulzer Innotec in the amount of CHF 3 million per year, provided that and insofar as SUAG ensures that such research, development and other services meet the current quality standards.

4.4
Subject to separate agreements, services, including administrative services, shall mutually be rendered (a) on the terms currently valid (excluding apportionments), or, if no such terms are available, (b) at prevailing market conditions (arm's length) or, if no such market conditions are ascertainable, (c) at cost (excluding general overhead) plus a 5 percent margin.

    The existing lease agreements between the parties and their group companies shall be continued unchanged. The sale of premises in which any of the parties or their group companies in leasing space is permitted only if the purchaser takes over the lease agreement. Furthermore, SOAG Oberwinterthur shall have the preferential right to purchase the manufacturing and office premises no. 540 and 541. Moreover, SOAG Oberwinterthur shall also have the option to lease additional space pursuant to the letter of intent in Annex 4.4.

    and to extend the term of the existing lease agreements until 31 December 2005. The extension option has to be exercised in writing not later than 12 months prior to the termination of the respective lease agreement or, as far as lease agreements are concerned which are not limited in time, not later than 31 December 2003.

  4.5
  SUAG and MEAG will continue to run the apprenticeship affairs like in the past, except for matters involving costs. With effect as of 1 August 2001 MEAG shall pay the actual costs for education of the apprentices employed by MEAG or any of its group companies, it being understood that the costs to be paid by MEAG per apprentice shall not exceed those to be paid by SUAG. SUAG and MEAG intend to restructure the apprenticeship affairs as of 1 January 2002 and to transfer these affairs into the legal form of an association (Verein) which will be founded for that purpose. In the unfortunate and unintended event that it should be decided collectively not to transfer the apprenticeship affairs in Winterthur into the legal structure of an association and if, as a consequence, restructuring costs should arise, the following shall apply: MEAG and SUAG shall jointly define the content and scope of the restructuring; MEAG and SUAG shall bear the restructuring costs proportionally; the mechanism to allocate costs shall be determined jointly on a case-by-case basis at the given time.

  4.6
  The parties agree that MEAG shall procure new insurance coverage for the MEAG Business with effect as of the date of Separation, and SUAG shall assist MEAG in order to maintain adequate insurance coverage and to avoid gaps in the insurance coverage.

  4.7
  Concerning product liability insurance events, the provisions of the Master Agreement shall apply.

  4.8
  The parties shall coordinate their efforts in seeking commercially reasonable and adequate solutions with software-licensors, in particular through sublicenses (as far as possible and commercially reasonable), the assignment of licenses or negotiations with regard to separate license agreements.

  4.9
  MEAG shall enter into an agreement with the pension fund of SUAG not later than at the date of the Separation to ensure coverage of the current employees of MEAG and its group companies and new employees of MEAG and its group companies. The relevant agreement shall be attached hereto as Annex 4.9.

  4.10
  SUAG is currently conducting negotiations with IBM in relation to the right to dispose over and use the IP addresses used so far by SUAG and MEAG and their respective group companies. Insofar and to the extent SUAG will be able to establish the right to dispose over and use these IP addresses, SUAG undertakes to grant MEAG the right to use a portion of these IP addresses in proportion to the part already used.

Fiduciary Holdings

5.1
The parties agree that MEAG shall acquire the company "Sulzer Australia Pty" after the spin off of the industry business. For this purpose, the parties have entered into a separate purchase agreement.

5.2
The relevant fiduciary shall account for the fiduciary holdings in accordance with the accounting rules for fiduciaries, i.e. as off-balance-sheet items. Conversely the other party must account the respective fiduciary holdings as if they were already transferred to it.

5.3
The fiduciary shall hold and manage the fiduciary holdings pursuant to the instructions of the other party. If no such instructions have been given or are available the fiduciary shall manage the business as required by the ordinary course of business. The other party undertakes to hold the fiduciary free of any harm incurred by the fiduciary in connection with the performance of its duties as a fiduciary, to the extent that such harm is not attributable to gross negligence or wilful misconduct of the fiduciary. In this case, the fiduciary shall indemnify the other party.

  5.4
  The fiduciary shall be reimbursed for all expenses, costs and taxes incurred in connection with the fiduciary holdings. The fiduciary shall receive a fee at prevailing market conditions for its services. If the parties cannot agree on such fee, the fee shall be calculated at costs plus 2 per cent margin.

B.
INDEMNITY ARRANGEMENT

Rightful Claimants

6.1
Only SUAG and MEAG shall be the rightful claimants entitled to recovery under this Agreement; SUAG and MEAG shall, however, have the right to assign their right for recovery to other group companies.

6.2
SUAG undertakes to resolve any claims or disputes between SUAG and MEAG or between any SUAG group company and any MEAG group company in relation to any matter in the ambit of this Agreement in accordance with the provisions of this Agreement.

6.3
MEAG undertales to resolve any claims or disputes between MEAG and SUAG or between any MEAG group company and any SUAG group company in relation to any matter in the ambit of this Agreement in accordance with the provisions of this Agreement.

Mutual Compensation for Business Liabilities

7.1
SUAG undertakes to hold MEAG harmless and indemnify it for all costs, damages, expenses and other obligations which arose or will arise in connection with the SUAG Business (pursuant to the definition in section 3.7.) or as a consequence of the conduct of the SUAG Business.

7.2
MEAG undertakes to hold SUAG harmless and indemnify it for all costs, damages, expenses and other obligations which arose or will arise in connection with the MEAG Business (pursuant to the definition in section 3.7.) or as a consequence of the conduct of the MEAG Business.

7.3
SUAG and MEAG shall be entitled to such recovery notwithstanding that any costs, damages, expenses or obligations have been incurred prior to the execution of this Agreement.

7.4
To the extent SUAG or MEAG are indemnified for the incurred costs, damages, expenses and other obligations by third parties (including insurance companies), no right to indemnification and recovery shall exist, unless the injured party (SUAG or MEAG) has waived the respective insurance claim in favour and for the benefit of the other party.

Mutual Compensation for Tax Liabilities

8.1
SUAG undertakes to hold MEAG harmless and indemnify it for tax liabilities and costs which arose or will arise in connection with the SUAG Business or as a consequence of the conduct of the SUAG Business.

8.2
MEAG undertakes to hold SUAG harmless and indemnify it for tax liabilities and costs which arose or will arise in connection with the MEAG Business or as a consequence of the conduct of the MEAG Business.

8.3
All tax liabilities arising as a consequence of a SUAG Specified Event, as set forth in clause 8.7, shall be borne by SUAG.

8.4
All tax liabilities arising as a consequence of a MEAG Specified Event, as set forth in clause 8.7, shall be borne by MEAG.

8.5
All tax liabilities arising as a consequence of a SUAG Specified Event as well as of a MEAG Specified Event shall be borne by the parties collectively in the proportion by which their respective Specified Events have contributed to the tax liabilities in question.

8.6
SUAG shall be entitled to all tax refunds that are related to the SUAG Business. MEAG shall be entitled to all tax refunds that are related to the MEAG Business.

  8.7
  A "SUAG Specified Event" shall mean any of the following:

  (a)
  any acts, matters or activities by any member of the SUAG Group which result in a tax liability for any members of the MEAG Group on the grounds of non-compliance with covenants or conditions contained in the relevant tax rulings or of deviations from factual descriptions on which the relevant tax rulings are based, including the ones dated 28 February 2001 (Federal Tax Administration / Division Federal Direct Tax, Withholding Tax and Stamp Duty) and dated 2 March 2001 (Tax Administration of the Canton of Zurich) based on the tax working paper dated 25 February 2001 (including amendments) concerning the Separation or which otherwise jeopardizes the tax free treatment of the Separation of MEAG;

  (b)
  any actions, circumstances or activities which relate to the restructuring (with the subsequent IPO) in the year 1997, according to the arrangements of the Master Agreement.

  8.8
  A "MEAG Specified Event" shall mean any of the following:

  (a)
  any acts, matters or activities by any member of the MEAG Group which result in a tax liability for any members of the SUAG Group on the grounds of non-compliance with covenants or conditions contained in the relevant tax rulings or of deviations from factual descriptions on which the relevant tax rulings are based, including the ones dated 28 February 2001 (Federal Tax Administration / Division Federal Direct Tax, Withholding Tax and Stamp Duty) and dated 2 March 2001 (Tax Administration of the Canton of Zurich) based on the tax working paper dated 25 February 2001 (including amendments) concerning the Separation or which otherwise jeopardizes the tax free treatment of the Separation of MEAG;

  (b)
  any actions, circumstances or activities which relate to the restructuring (with the subsequent IPO) in the year 1997, according to the arrangements of the Master Agreement.

Mutual Compensation for Prospectus Liabilities

9.1
SUAG undertakes to hold MEAG harmless and indemnify it for costs, damages, expenses and other obligations, which arise out of a SUAG Publication.

9.2
MEAG undertakes to hold SUAG harmless and indemnify it for costs, damages, expenses and other obligations, which arise out of a MEAG Publication.

9.3
"SUAG Publication" shall mean any document or part of a document as far as the information contained therein originated from SUAG or from a SUAG group company. "MEAG Publication" shall mean any document or part of a document as far as the information contained therein originated from MEAG or from a MEAG group company.

Procedure Related to Third Party Claims

10.1
Subject to the special provisions in Annex 10.1. and sections 10.2. to 10.4. below, the provisions of Section V.2 of the Master Agreement shall apply.

10.2
The parties shall have unrestricted access to all information with respect to claims and lawsuits related to porous coated products (CsTi-technology) which show symptoms of early loosening and which have been developed, manufactured or distributed by subsidiaries of MEAG. The parties shall inform each other immediately about new facts and developments in connection with such claims and lawsuits.

10.3
The parties shall coordinate their activities with respect to such claims and lawsuits and shall determine the litigation strategy with the objective to arrive at a solution which is satisfactory for both parties. SUAG will use its best efforts to minimize costs and expenses (including attorney's fees). As a rule SUAG shall not conduct its own fact-finding investigation. The litigation strategy will ultimately be determined by MEAG.

  10.4
  Settlements shall include both parties, their subsidiaries, directors, managements, and agents and shall provide for a release to the largest possible extent for both parties, their subsidiaries, directors, managements, and agents.

C.
MISCELLANEOUS

Costs

11.1
SUAG and MEAG shall share the costs which they have to bear in connection with the separation and the defense against Incentive Capital AG's takeover attempt as follows:

•
MEAG: US$10,500,000.—

•
SUAG: US$17,500,000.—

    The costs in relation to the change of MEAG's name shall be borne by MEAG.

  11.2
  In the event that this Agreement should not be executed, the costs accrued in connection with the Separation shall be born by both parties equally.

Conditions

12.1
The fulfilment of this Agreement is subject to the following conditions precedent:

(a)
Approval of the items on the agenda by the general shareholders' meeting of MEAG of 9 July 2001;

(b)
Registration in the commercial register of the capital decrease of SUAG resolved with regard to the Separation.

12.2
Upon common resolution, the board of directors of MEAG and SUAG may waive the above mentioned conditions precedent and determine that this Agreement shall be implemented even though the respective condition precedent has not occurred.

Access to Books and Records

  SUAG and MEAG will provide each other with reasonable access to books, records, documents and information relevant for the exercise of their respective rights and obligations towards third parties. Each party will keep such books, records, documents and information for at least ten years after the date of Separation.

Announcements

  Until the Separation date, the parties shall consult with each other and coordinate notifications relating to the Separation which are addressed to the public, their shareholders, their employees, the authorities, or the stock exchanges.

Non-Assignment

  Subject to agreements to the contrary, the rights and obligations of the parties under this Agreement are not assignable.

Changes and Modifications of the Agreement

16.1
Changes to this Agreement must be made in writing.

16.2
If at all possible, each provision of this Agreement shall be interpreted so that it is valid and enforceable under applicable law. If a provision of this Agreement should be unenforceable or invalid, it shall only lapse to the extent that it is unenforceable or invalid and shall be otherwise replaced by a valid and enforceable provision which a party acting in good faith would regard as an adequate commercial alternative to the provision which is invalid or unenforceable. The other provisions of this Agreement shall remain binding and in force under all circumstances.

Notices

  Notices in connection with this Agreement shall be legally effected and binding if they are communicated in writing or by facsimile to the following addresses:

  (a)
  In the case of SUAG:                Secretary General, fax no. 052/262 00 22

  (b)
  In the case of MEAG:                Secretary General, fax no. 052/262 00 59.

Obligations of SUAG and MEAG

  Wherever a provision of this Agreement provides for any obligation, whether express or implied, of SUAG or of MEAG, the respective party shall ensure that all entities of its respective group performs the said obligation pursuant to the terms and conditions set forth in this Agreement.

Applicable Law and Arbitration Clause

19.1
This Agreement is subject to Swiss law.

19.2
Any disputes arising out of this Agreement between the parties, shall be submitted to a three-member ad hoc arbitration tribunal based in Winterthur with each party nominating one arbitrator. The chairman of the arbitration tribunal shall be nominated by the party's arbitrators.

    If a party has not nominated its arbitrator within 30 days from receiving notice of the arbitration, that party's arbitrator shall be appointed by the President of the Zurich Chamber of Commerce. If the arbitrators nominated by the parties are unable to agree on a chairman within 60 days, the chairman shall be appointed by the President of the Zurich Chamber of Commerce.

Winterthur, 6 July 2001

Sulzer AG	Sulzer Medica AG

/s/ Roman Beran	/s/ H. Georg Hahnloser

/s/ Kurt Hägi	/s/ Vanessa Oelz

Index of Annexes

Annex A	Master Agreement as of 4 July 1997
Annex 4.2 a)	Administration and Service Agreement (Verwaltungsdienstleistungsvertrag)
Annex 4.2 b)	R&D Cost-Sharing Agreement
Annex 4.2 c)	Dissolution Agreement / Assignment Agreement
Annex 4.4	Leased space SOAG Winterthur
Annex 4.6	Memo as of 27 June 2001 regarding personal and property insurances
Annex 4.9	Agreement on pension funds (Pensionskassen-Anschlussvertrag)

Annex 4.4 to the Separation Agreement

between Sulzer AG, Zürcherstrasse 12, 8400 Winterthur ("SUAG") and Sulzer Medica AG, Zürcherstrasse 12, 8400 Winterthur ("MEAG")

With reference to section 4.4 of the Separation Agreement SUAG and MEAG have agreed on the following with regard to the additional needs of Sulzer Orthopädie AG ("SOAG") for office and production space at the location of SOAG on the industry area in Oberwinterthur:

In order to ensure the current location of SOAG in Oberwinterthur for a medium- up to long-term, SOAG presumably requires approx. 2,000 square meter additional office space and approx. 3,000 square meter additional production space within the next 1 to 5 years.

Currently unrented office and production space is available in the existing buildings nos. 579, 615 (production), 530, 622, 731 (office) on the industry area in Oberwinterthur. SUAG acknowledges that MEAG herewith declares its interest in such space for the benefit of SOAG. Additionally, or as alternative during the transition period to the occupancy described above, SOAG intends—whereby the necessary parking space must be ensured—to expand the office building 540 and the production building 541 as well as the office pavilion 577 (addition of storey).

SUAG shall primarily consider MEAG in case all or part of such space is intended to be rented or sold to a third party and shall at the same time give MEAG or SOAG respectively the opportunity to submit an offer to rent or purchase.

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